SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 12, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule
101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule
101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on November 12, 2008.

CORPORATE COMMUNICATIONS

PRESS RELEASE	12 November 2008
ING reports underlying net loss of EUR 585 million in 3Q
•	Underlying net loss of EUR 585 million driven by crisis in the financial markets
–	Pre-tax impairments on equities, pressurised assets and other debt securities totalling EUR 1,505 million

–	Negative revaluations through P&L on real estate and private equity totalling EUR 333 million

–	Negative impact of other market-related items of EUR 265 million through P&L

–	Net loss of EUR 478 million in line with preliminary results announced on 17 October

–	Net loss per share of EUR 0.22, compared to net profit per share of EUR 1.08 in third quarter of 2007

–	Net profit of EUR 2,982 million year-to-date, versus EUR 6,759 million for the first nine months of 2007
•	Sound commercial performance despite difficult operating environment
–	Net production of client balances up EUR 38 billion, excluding impact of currencies, to EUR 1,528 billion

–	Retail deposits grew EUR 6.7 billion and total Bank deposits grew by EUR 12.9 billion excluding FX impact

–	Insurance new sales down 8.5% on a constant currency basis
•	Capital buffers reinforced following transaction with Dutch State
–	All capital ratios within target during the third quarter, prior to transaction with Dutch State

–	EUR 10 billion purchase of core tier-1 securities by Dutch State to be completed on 12 November 2008

–	Pro-forma ING Bank Tier-1 ratio will increase to 10%; Pro-forma Core Tier-1 ratio will increase to 8%

–	Pro-forma ING Group Debt/Equity ratio will improve to under 10%

–	Final 2008 dividend suspended leaving total 2008 dividend at EUR 0.74 per share paid in August
Chairman’s Statement
“The third quarter was extremely challenging for financial institutions. Financial markets deteriorated rapidly toward the end of the quarter, with steep declines in equity markets, widening credit spreads, declining property prices and the failure of several banks. Against this background, ING reported its first ever quarterly loss, following EUR 1.5 billion of impairments and losses. That brought our underlying net profit for the first nine months of the year to EUR 2.9 billion,” said Michel Tilmant, CEO of ING.
“In these increasingly turbulent times, ING acted proactively to reinforce its capital base after the Dutch government made funds available to help stabilise the financial system and create a level playing field. The financial services industry is about trust, and as our customers face uncertain times it is essential that they have no reason to be concerned about the strength of ING as their financial partner. The EUR 10 billion capital injection from the Dutch State helped to reassure our customers who entrust their savings and investments to ING. In addition, the sale of our Taiwan life business will significantly reduce our exposure to long-term interest rates, reducing risks within the company. Following these transactions, our capital position is stronger and we have capacity to absorb the impact of a further deterioration in financial markets.”
“ING’s commercial performance was resilient, even in this challenging and highly competitive environment. Net production of client balances, excluding the impact of currencies, was EUR 38 billion in the third quarter, driven by savings and deposits growth of EUR 12.9 billion and lending growth of EUR 22.9 billion. New life sales declined 8.5% excluding currency impacts amid reduced demand for investment products. However, ING’s broad product expertise enabled us to respond to customers’ changing needs.”
“As we approach the end of 2008, markets continue to be turbulent, so we expect pressure on asset prices to continue to impact results in the fourth quarter, while weakening economic conditions will put pressure on results into 2009. Our priority is to sustain commercial momentum by remaining focused on our customers, while managing our risks, capital and expense base with the discipline that these exceptional times require.”
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Contents:

ING Group Key Figures	2
Insurance Europe	6
Insurance Americas	7
Insurance Asia/Pacific	8
Wholesale Banking	9
Retail Banking	10
ING Direct	11
Appendices	12

ING GROUP
ING Group: Key Figures

In EUR million	3Q2008	3Q2007	Change	2Q2008	Change	9M2008	9M2007	Change

Underlying[1] result before tax
Insurance Europe	101	362	-72.1%	397	-74.6%	838	1,483	-43.5%
Insurance Americas	-214	490	-143.7%	375	-157.1%	458	1,623	-71.8%
Insurance Asia/Pacific	19	151	-87.4%	124	-84.7%	325	463	-29.8%
Corporate line Insurance	-453	291		250		-320	738

Underlying result before tax from Insurance	-547	1,294	-142.3%	1,146	-147.7%	1,301	4,307	-69.8%

Wholesale Banking	40	279	-85.7%	365	-89.0%	975	1,547	-37.0%
Retail Banking	420	651	-35.5%	558	-24.7%	1,616	1,881	-14.1%
ING Direct	-47	120	-139.2%	179	-126.3%	286	456	-37.3%
Corporate line Banking	-629	53		-2		-587	-69

Underlying result before tax from Banking	-216	1,103	-119.6%	1,101	-119.6%	2,290	3,816	-40.0%

Underlying result before tax	-763	2,397	-131.8%	2,247	-134.0%	3,591	8,123	-55.8%

Taxation	-185	375	-149.3%	329	-156.2%	653	1,345	-51.4%
Result before minority interests	-578	2,022	-128.6%	1,918	-130.1%	2,938	6,778	-56.7%
Minority interests	8	72	-88.9%	-23	-134.8%	9	214	-95.8%

Underlying net result	-585	1,950	-130.0%	1,941	-130.1%	2,928	6,564	-55.4%

Net gains/losses on divestments	178	444		2		225	444
Net result from divested units	4	-5		5		24	22
Special items after tax	-74	-83		-28		-196	-271

Net result (attributable to shareholders)	-478	2,306	-120.7%	1,920	-124.9%	2,982	6,759	-55.9%

Net result per share (in EUR)	-0.22	1.08	-120.4%	0.94	-123.4%	1.46	3.14	-53.5%

KEY FIGURES
Net return on equity[2]	11.2%	23.8%		19.0%		11.2%	23.8%
Assets under management (end of period)	608,100	637,900	-4.7%	614,000	-1.0%	608,100	637,900	-4.7%
Total staff (FTEs end of period)	130,629	123,026	6.2%	130,988	-0.3%	130,629	123,026	6.2%

[1]	Underlying results is a non-GAAP measure for results excluding divestments and special items as specified in Appendix 2

[2]	Year to date Note: small differences are possible in the tables due to rounding
Resilient commercial performance despite difficult environment
ING GROUP
Underlying net result (EUR million)
The global credit and liquidity crisis intensified during the third quarter of 2008. Financial markets weakened as the failure of several major financial institutions unfolded, triggering a further deterioration in asset prices, a rise in credit spreads and a shift among customers to low-risk investments.
Within this context, ING reported its first-ever quarterly loss. The third quarter underlying net result was EUR -585 million compared with a profit of EUR 1,950 million a year earlier.
Results were negatively impacted by EUR 1,505 million of pre-tax impairments and losses on equities, pressurised assets and other debt securities. Of this amount, listed equity securities accounted for EUR 628 million. Impairments on pressurised assets including US subprime RMBS, Alt-A RMBS and CDO/CLOs totalled EUR 409 million. EUR 468 million was attributable to other debt securities, of which EUR 416 million related to financial institutions’ debt.
Revaluations on real estate and private equity were EUR -333 million. Other market impacts, including DAC unlocking, equity and foreign exchange hedge results, and other market-related items, totalled EUR -265 million.
Negative revaluations on ING’s Alt-A, subprime and CDO investments of EUR 1.6 billion after tax were reflected in shareholders’ equity.
Commercial results were generally sound. However, results were affected as volatile financial markets reduced customer demand for investment products, while declining asset values led to lower fee-based income, and margins on savings and deposits were under pressure.
Loan loss provisioning at the Bank

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increased to EUR 373 million due to the market turmoil and exposure to Icelandic banks.
ING’s commercial growth was robust, with EUR 38 billion net production of client balances, excluding currency effects. Including the impact of currencies, total client balances rose to EUR 1,528 billion at 30 September. Client savings and deposits accounted for EUR 12.9 billion of the net production (excluding currency effects), of which EUR 6.7 billion was from retail customers, underscoring ING’s position of strength as one of the world’s largest savings banks.
ING supported clients’ lending needs, carefully balancing disciplined loan growth with higher margins. Of the client balance net production, bank lending contributed EUR 22.9 billion.
On a constant currency basis, new life sales (APE) declined 8.5% due to lower demand for investment-linked and spread lending products. The value of new business (VNB) declined 3.3%.
Operating expenses increased 3.6% from the third quarter of 2007. The increase in mature markets was 3.1%, while expenses in growth businesses increased 10.1% to support expansion. Compared to the second quarter of 2008, operating expenses were flat excluding the acquisition of CitiStreet.
The effective tax rate was 24.2%. The Group’s effective tax rate for the full year is expected to be below 20%.
ING recorded a net loss of EUR 478 million for the quarter, compared to a profit of EUR 2,306 million in the comparable period of 2007. The loss in this quarter includes a EUR 182 million sales gain from the Mexican insurance business, a EUR 47 million integration provision for the CitiStreet acquisition and EUR 27 million in restructuring costs for the Dutch retail bank.
Insurance: Key Figures

In EUR million	3Q2008	3Q2007	Change

Gross premium income	10,380	11,107	-6.5%
Total investment and other income	1,977	3,091	-36.0%
Operating expenses	1,289	1,305	-1.2%

Underlying result before tax	-547	1,294	-142.3%

KEY FIGURES LIFE

Underlying result before tax	-730	966	-175.6%

Expenses/premiums life insurance (YTD)	13.4%	14.7%
Expenses/AUM investment products (YTD)	0.79%	0.73%

Single-premium sales	6,575	8,992	-26.9%
Annual-premium sales	969	1,041	-6.9%
Total new sales (APE)	1,627	1,940	-16.1%
Value of new business	266	298	-10.7%
Internal rate of return (YTD)	15.0%	13.4%

KEY FIGURES NON-LIFE

Underlying result before tax	184	329	-44.1%

Claims ratio (YTD)	63.6%	65.7%
Expense ratio (YTD)	29.8%	30.8%

Combined ratio (YTD)	93.3%	96.5%

The net loss per share was EUR 0.22, versus a profit of EUR 1.08 in the third quarter of 2007. The total number of shares outstanding decreased by 4.4% from a year earlier to 2,033 million.
Insurance
Insurance recorded an underlying result before tax of EUR -547 million, bringing year-to-date profit to EUR 1,301 million. This loss was driven by impairments on equity and debt securities, as well as negative fair value changes on investments due to deterioration in the financial markets.
US Wealth Management and the pension funds in Central & Rest of Europe received strong inflows. However, consumer appetite for investment-linked products was dampened. In Europe and Asia/Pacific, consumers shifted to more traditional life products.
To respond to market challenges, ING’s product offering evolved to meet customer demand for guarantees and capital protection. ING’s distribution platform was also strengthened. The US acquisition of CitiStreet was completed in July, and in Asia/Pacific bank distribution was reinforced through an exclusive agreement with the Royal Bank of Scotland in Hong Kong, and sales expansion into TMB Bank’s entire branch network in Thailand.
Insurance gross premium income was down 6.5%, but flat on a constant currency basis. Increases in the US were offset by decreases in Japan, Taiwan and the Benelux, stemming from reduced demand for investment-linked products.
Commissions increased 23.5% on a constant currency basis, mainly attributable to the CitiStreet and Latin America pension business acquisitions.
Investment and other income declined by EUR 1,114 million or 33.4% on a constant currency basis. Capital gains on

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Banking: Key Figures

In EUR million	3Q2008	3Q2007	Change

Total underlying income	2,625	3,493	-24.8%
Operating expenses	2,468	2,321	6.3%
Gross result	157	1,172	-86.6%
Addition to loan loss provision	373	69	440.6%

Underlying result before tax	-216	1,103	-119.6%

KEY FIGURES
Interest margin	1.00%	0.91%
Underlying cost/income ratio	94.0%	66.5%
Risk costs in bp of average CRWA	54	8
Risk-weighted assets (end of period)	329,568	373,209	-11.7%
Underlying RAROC after tax	-1.9%	20.6%
Economic capital (average over period)	18,963	13,995	35.5%
Loans and advances to customers[1]	608,286	567,399	7.2%
Customer deposits[1]	565,760	542,631	4.3%

[1]	30 September 2008 compared with 30 June 2008
equity securities of EUR 144 million were more than offset by EUR 444 million in equity impairments. This was partially compensated by EUR 204 million in positive fair value changes of derivatives used to hedge ING’s equity portfolio. Revaluations on real estate of EUR -116 million offset positive rental income, resulting in a EUR 69 million loss on this asset class, while negative revaluations on private equity and alternative assets resulted in a loss of EUR 119 million. Impairments and fair value changes on pressurised assets were EUR 152 million, and impairments on other debt securities were EUR 297 million.
Furthermore, results in the Netherlands were impacted by a EUR 83 million negative revaluation of the provision for guarantees on separate account pension contracts (net of hedging), while in the US, equity-related DAC unlocking had a EUR 130 million negative impact.
Operating expenses were down 1.2%, but increased 4.0% excluding currency impacts, led by the acquisitions in the Americas. Expenses in Europe and Asia declined respectively by 7.3% and 0.4% (constant currencies), reflecting effective cost control.
New life sales (APE) declined 16.1% (8.5% on a constant currency basis) due to weakened demand for investment-linked products in Asia/Pacific and spread lending products in the US. Relative to the second quarter of 2008 sales were down 1.5% mostly from lower sales of investment-linked products in Belgium, the US and Asia/Pacific.
VNB decreased 10.7% (3.3% on a constant currency basis) mainly due to lower sales in Asia/Pacific.
Banking
Banking’s underlying result before tax was EUR -216 million, bringing year-to-date profit to EUR 2,290 million. The market turmoil resulted in pre-tax impairments on pressurised assets, equity securities and debt securities (exclusively financials) totalling EUR 612 million. Real estate revaluations, including EUR 10 million of impairments on development projects, had a negative impact of EUR 98 million. Other negative market impacts were EUR 376 million, of which EUR 292 million related to a foreign exchange loss due to the strong appreciation of the US dollar (offset by an increase in the currency translation reserve). A provision was recorded in the quarter for the deposits guarantee to Icelandic banks. Loan loss provisioning increased to EUR 373 million.
Total underlying income decreased 24.8% to EUR 2,625 million, as strong interest results were more than offset by declines in commissions and negative results in investment and other income.
The interest result rose by 16.2%, driven by the balanced combination of volume growth and improvement of the interest margin. The interest margin was 1.00%, up 9 bps compared to the third quarter of 2007, but down 5 bps compared to the second quarter of 2008.
Commission income declined 6.5% reflecting lower securities and asset management fees. Investment income was negative from EUR 545 million of impairments on bonds and equity securities, and EUR 66 million negative fair value changes on real estate. The loss in other income was mainly caused by a foreign exchange loss due to the US dollar’s appreciation, losses on Lehman Brothers and the provision for the deposits guarantee, partly offset by EUR 240 million in valuation results on non-trading derivatives. A EUR 22 million negative fair value change for real estate associates was recorded in other income.
Loans and advances to customers grew by EUR 34 billion excluding currency impacts and the transfer of mortgages from ING Insurance, as ING supported customers’ financing needs.
Total customer deposits of the banking business increased by EUR 18 billion excluding currency effects despite intense competition for retail savings.
Risk-weighted assets at 30 September were EUR 330 billion, an increase of 2.2% compared with 30 June.
Operating expenses increased 6.3%, consistent with ongoing investments to support business development. In mature markets, recurring operating expenses were up by 3.4%.
Net risk costs increased to EUR 373 million as a consequence of deepening turmoil in the credit markets. Gross additions included EUR 72 million from exposure to Icelandic banks. Releases declined to EUR 76 million, which is the lowest level in the past few years. Net additions amounted to an annualised 54 bps of average credit-risk-weighted assets, versus 36 bps in the second quarter. This quarter, risk costs are above the normalised level of 40-45 bps for the first time since 2003.
RAROC after tax decreased to -1.9%

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from 20.6% in the third quarter of last year, reflecting the quarterly net loss and an increase in economic capital. Economic capital requirements were higher due to the inclusion of ING Bank Turkey and TMB Bank, business growth and methodology refinements.
Assets under Management
ING achieved a net inflow of EUR 2.5 billion in assets under management, despite the uncertainty in financial markets. However, total AUM declined by EUR 6.0 billion, or 1.0%, in the quarter to EUR 608.1 billion. Lower asset prices for equity and fixed income securities had a negative impact of EUR 24.7 billion, while exchange rate fluctuations had a positive impact of EUR 18.4 billion. The divestment of the Mexican Insurance business had a net negative impact of EUR 2.2 billion.
Risk Management
In the third quarter ING recorded EUR 1,505 million in pre-tax impairments and losses through the P&L. Of this amount, listed equity securities accounted for EUR 628 million. Impairments on pressurised assets including US subprime RMBS, Alt-A RMBS and CDO/CLOs totalled EUR 409 million. EUR 468 million was attributable to other debt securities, of which EUR 416 million related to financial institutions’ debt.
ING still bases its market valuations on data provided by vendor pricing services. However, due to market illiquidity, the significance of unobservable assumptions on vendors’ determination of fair value has increased. Therefore, ING changed to level ‘C’ for the majority of subprime and Alt-A RMBS.
ING recorded a EUR 30 million loss on its subprime RMBS portfolio. The fair value at the end of the quarter was 75.2%, down from 79.7% at 30 June, as higher short-term interest rates more than offset the modest narrowing of subprime credit spreads. However, the market value of this book was unchanged at EUR 2.2 billion as the appreciation of the US dollar versus the euro offset the negative revaluation. At 30 September the post-tax revaluation reserve was EUR -480 million.
ING’s US Alt-A RMBS portfolio decreased by EUR 0.9 billion to EUR 21.1 billion. The decline is mainly due to a EUR 1.6 billion negative after-tax revaluation, which was partially offset by the appreciation of the US dollar versus the euro. At 30 September, 87% of ING’s Alt-A RMBS was AAA rated, and the entire portfolio was fair valued at 75.0% of amortised cost. The market prices of Alt-A RMBS were hampered by the absence of a liquid market. The after-tax revaluation was EUR -4.6 billion at 30 September.
ING recorded a EUR 198 million pre-tax impairment on the Alt-A RMBS portfolio. Of this amount, ING Direct impaired EUR 130 million, Insurance Americas EUR 47 million, and Wholesale Banking EUR 21 million. The Alt-A RMBS portfolio benefited from the high level of attachment points.
Net exposure to CDO/CLOs increased from EUR 4.3 billion to EUR 4.7 billion. Insurance Americas wrote credit protection on EUR 0.7 billion high grade corporate credits. The fair value of the CDO/CLO portfolio was 91.5% at 30 September. ING recorded a pre-tax loss of EUR 181 million on CDO/CLO exposure, mainly due to fair value changes in Insurance Americas’ investment portfolio and the impairment of one CDO in Wholesale Banking.
Counterparty risk was highlighted in the quarter as a number of financial institutions were no longer able to fulfil their obligations. ING suffered EUR 416 million of pre-tax losses (excluding loan losses) on Lehman Brothers, Washington Mutual and the Icelandic banks. These losses relate to fixed income and derivative exposures, as well as derivative replacement costs.
Amounts due from banks, which consists primarily of short-term loans to other banks and regular settlement flows, decreased slightly to EUR 68.6 billion.
Impairments on listed equity securities amounted to EUR 628 million before tax in the third quarter. Equity exposure for the risk of shareholders was EUR 8.6 billion at 30 September, of which EUR 2.5 billion was hedged via put options.
Capital Management
On 19 October 2008, ING announced the issuance of 1 billion Core Tier-1 Securities for a consideration of EUR 10 billion to the Dutch State. This capital injection will take place on 12 November 2008, and will significantly enhance the Group’s capital position. On a pro-forma basis, including the capital injection as of 30 September, ING Bank’s Core Tier-1 ratio was 8.04%, and the Tier-1 ratio was 10.03%.
Given the exceptional circumstances, ING decided to pass the final dividend for 2008, leaving the total dividend for the year at the EUR 0.74 per share paid as interim dividend in August.
Prior to the capital injection, all of ING’s capital and leverage ratios remained within target during the third quarter, despite a EUR 2.2 billion decline in Adjusted Equity due to the payment of the interim dividend, equity market declines and the quarterly loss.
The Group’s debt/equity ratio increased to 14.4% during the quarter, as EUR 1.35 billion was injected into the Bank. Group also paid a EUR 1.5 billion interim dividend to common shareholders. The debt/equity ratio of Insurance improved from 9.2% to 8.0% as a result of divestments and dividend upstreams from subsidiaries, partly compensated by the up-streaming of EUR 0.6 billion in dividends to the Group.
ING Bank’s Tier-1 ratio increased from 8.2% to 8.5%, as the growth of risk weighted assets from EUR 323 billion to EUR 330 billion was more than compensated by an injection of capital from Group. The BIS Capital ratio improved from 11.9% to 12.3%.
The remaining 18 million common shares from the buyback programme were cancelled in early October. At 30 September there were 2,081 million shares in issue, of which 2,033 million were outstanding in the market. By the end of September there were no A preference shares outstanding.

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INSURANCE EUROPE
Insurance Europe: Key Figures

	Total			Benelux		Central & Rest of Europe
In EUR million	3Q2008	3Q2007	Change	3Q2008	3Q2007	3Q2008	3Q2007

Gross premium income	2,089	2,197	-4.9%	1,537	1,641	552	556
Operating expenses	417	446	-6.5%	335	361	82	85

Underlying result before tax	101	362	-72.1%	0	278	101	84

LIFE INSURANCE

Underlying result before tax	-5	227	-102.2%	-104	143	99	84

Single-premium sales	639	640	-0.2%	364	473	275	168
Annual-premium sales	169	168	0.6%	59	40	110	128
Total new sales (APE)	233	232	0.4%	95	87	138	145
Value of new business	91	92	-1.1%	18	18	73	74
Internal rate of return (YTD)	17.9%	14.3%		12.3%	11.7%	24.5%	16.8%

NON-LIFE INSURANCE

Underlying result before tax	106	135	-21.5%	104	135	2	0

Claims ratio	55.7%	53.1%		55.8%	51.6%
Expense ratio	36.5%	36.1%		36.6%	38.0%

Combined ratio	92.3%	89.2%		92.4%	89.6%

Results affected by weaker markets
• Underlying result before tax down 72.1%
• Pension inflows in Central Europe increase 48.9%
• Operating expenses decline 6.5%
INSURANCE EUROPE
Underlying result before tax (EUR million)
Results were significantly impacted by negative fair value changes on real estate and private equity investments, and the impairment of an equity investment in a bank loan fund. Insurance Europe has responded to the recent market developments by further de-risking the investment portfolio through equity hedges. At the same time, additional emphasis has been placed on managing the business efficiently and prudently, resulting in lower operating expenses.
Commercial performance was favourable despite the market turmoil. The net inflow of pension funds in Central & Rest of Europe grew 48.9% to EUR 543 million. In the Netherlands, small and medium sized enterprise pension sales improved, while retail life sales faced headwinds. Unit-linked and variable annuity product sales were negatively impacted by market performance across Europe.
Sales (APE) and value of new business (VNB) were flat compared with last year, when they were boosted by the Romanian second-pillar pension fund launch. Excluding this, sales increased 16.4% and VNB jumped 36.2%. Life sales and VNB in Central Europe increased 22.2% and 52.5% respectively due to higher pension inflows. Sales and VNB in the Benelux increased from the inclusion of group life renewals in the Netherlands.
Underlying result before tax dropped by 72.1% to EUR 101 million. Income from real estate was EUR -69 million, and income on private equity was EUR -68 million. Financial market distress also led to a EUR 20 million impairment on an equity investment in a bank loan fund and an EUR 83 million increase in the provision for pension contract guarantees (net of hedging). Last year’s capital upstream (EUR 5 billion) negatively affected investment income by an estimated EUR 32 million. These factors were partly offset by a EUR 46 million derivative hedge revaluation and lower operating expenses.
Lower investment income particularly impacted life results in the Benelux, which reported a loss of EUR 104 million. Non-life results in the Benelux were down 23.0%, mainly due to releases of disability provisions in the third quarter of 2007. Results for Central & Rest of Europe rose 18.8% to EUR 101 million due to a EUR 16 million increase in Poland, driven by higher fee income, lower expense provisions and favourable currency effects.
Gross premium income was down 4.9%. Operating expenses fell 6.5%, mostly attributable to cost containment in the Netherlands. Expenses in Central & Rest of Europe decreased 4.7% mainly from lower greenfield expenses.

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INSURANCE AMERICAS
Insurance Americas: Key Figures

	Total			United States		Canada		Latin America
In EUR million	3Q2008	3Q2007	Change	3Q2008	3Q2007	3Q2008	3Q2007	3Q2008	3Q2007

Gross premium income	5,411	5,447	-0.7%	4,561	4,522	718	747	132	178
Operating expenses	611	544	12.3%	408	357	137	143	66	44

Underlying result before tax	-214	490 -	143.7%	-376	309	97	108	65	72

LIFE INSURANCE

Underlying result before tax	-346	359	-196.4%	-376	309			30	50

Single-premium sales	4,402	5,704	-22.8%	3,891	5,654			511	51
Annual-premium sales	419	388	8.0%	296	313			123	75
Total new sales (APE)	859	958	-10.3%	685	879			174	80
Value of new business	81	73	11.0%	56	64			25	9
Internal rate of return (YTD)	13.3%	10.8%		12.4%	10.7%			17.7%	11.9%

NON-LIFE INSURANCE

Underlying result before tax	132	130	1.5%			97	108	35	22

Claims ratio	68.3%	70.9%				67.7%	65.3%	70.7%	83.0%
Expense ratio	26.7%	28.2%				28.8%	27.8%	7.4%	29.0%

Combined ratio	95.0%	99.1%				96.6%	93.2%	78.1%	112.0%

Solid sales despite market volatility
• Market turmoil triggers loss of EUR 214 million
• Investment and credit losses amount to EUR 365 million
• VNB up 22.7% excluding currencies
INSURANCE AMERICAS
Underlying result before tax (EUR million)
Market turmoil led to significant credit- and interest-related losses, resulting in an underlying loss. Despite the challenging markets, wealth management and insurance sales showed solid growth, reflecting innovative product development and distribution expansion.
The underlying loss before tax of EUR 214 million was driven by EUR 365 million in interest and credit-related losses and EUR 130 million in negative equity-related DAC unlocking.
Results before tax decreased in all regions. The US was impacted most, with EUR 357 million in net impairments and interest-related losses, the EUR 130 million of negative equity-related DAC unlocking, and EUR 51 million negative return on alternative assets leading to an underlying loss before tax of EUR 376 million. Latin America’s result decreased 9.7%, or 7.1% excluding currency effects, to EUR 65 million reflecting a reduction of EUR 41 million in investment returns. Results in Canada declined 10.2%, or 3.0% excluding currencies, as lower investment results offset improved underwriting results.
Gross premium income across the region was flat, but increased 8.6% excluding currencies. The US delivered higher annuity, retirement services and individual life sales, while Latin America and Canada saw higher sales overall.
Life premium income rose 1.3%, or 11.0% excluding currencies, led by higher annuity and retirement services sales in the US. Net flows in core retirement services and variable annuities were strong at EUR 1,331 million, up 55.2%. Gross premiums in Latin America declined 25.8%, or 18.0% excluding currencies, primarily due to the Chile health business divestment in the first quarter of 2008. Excluding the impact of this divestment, gross premiums increased 32.0% thanks to annuity sales in Chile and Argentina. In Canada, premium income increased 3.6% to EUR 718 million on higher average premiums in personal lines, excluding currencies.
Operating expenses rose 12.3%, or 22.0% excluding currencies, due to the acquired Latin America pension business and CitiStreet. Excluding expenses from these acquisitions, expenses rose 1.8%.
The value of new life business increased 11.0%, or 22.7% excluding currency effects, and the IRR improved to 13.3%. VNB in Latin America improved due to higher sales, the acquisition of the Santander pension business and improving IRRs.
In October, the government of Argentina proposed legislation to nationalise the private pension system. The carrying value of ING’s pension fund business is EUR 137 million.

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INSURANCE ASIA/PACIFIC
Insurance Asia/Pacific: Key Figures

	Total			Australia & NZ		Japan		South Korea		Taiwan		Rest of Asia
In EUR million	3Q08	3Q07	Change	3Q08	3Q07	3Q08	3Q07	3Q08	3Q07	3Q08	3Q07	3Q08	3Q07

Gross premium income	2,873	3,454	-16.8%	112	96	1,054	1,500	821	896	564	715	322	247
Operating expenses	266	292	-8.9%	52	56	42	47	54	67	55	62	63	60

Underlying result before tax	19	151	-87.4%	24	49	-29	25	35	69	0	0	-11	8

LIFE INSURANCE

Underlying result before tax	18	151	-88.1%	24	49	-29	25	35	69	0	0	-12	8

Single-premium sales	1,534	2,647	-42.0%	615	1,224	723	1,162	93	77	21	154	82	30
Annual-premium sales	382	485	-21.2%	37	16	52	57	178	239	49	117	65	56
Total new sales (APE)	535	750	-28.7%	99	138	124	173	187	247	52	132	73	59
Value of new business	93	133	-30.1%	11	15	12	12	26	43	29	55	15	9
Internal rate of return (YTD)	16.4%	16.7%		19.2%	21.3%	11.8%	11.5%	19.2%	24.8%	23.3%	19.2%	13.9%	9.1%

Challenging markets impact investment-linked sales
• Sales decline 28.7%
• Result before tax declines to EUR 19 million
• Agreement to sell ING Life Taiwan
INSURANCE ASIA/PACIFIC
Underlying result before tax (EUR million)
New sales were impacted by the deterioration in investment markets in the third quarter, which significantly reduced demand for investment products in many countries. Nevertheless, ING maintained or improved its market positions across the region, a sign of its strong product portfolio and distribution capabilities. ING introduced successful new products and also strengthened its distribution networks in Hong Kong and Thailand.
On 20 October 2008, ING reached an agreement with Fubon Financial Holding Co. Ltd. to sell ING Life Taiwan for a consideration of USD 600 million (EUR 447 million). The transaction will result in a net book loss of EUR 427 million and is expected to be closed in the first quarter of 2009, but will be booked in the fourth quarter of 2008 pending regulatory approval.
Underlying result before tax declined 87.4% to EUR 19 million, primarily due to faltering investment and credit markets. Impairments on equity and bond investments, pressurised asset classes and losses attributable to financial counterparties resulted in an impact of EUR 54 million while other negative revaluations and one-offs had an additional impact of EUR 47 million.
Japan recorded a loss before tax of EUR 29 million mainly from the hedge losses on SPVA and EUR 33 million of impairments on bank debt, which was offset by strong profits before impairments in the COLI business. Profit in Korea declined by 49.3% to
EUR 35 million, reflecting revaluations of equity securities and other impairments of EUR 31 million, offset by profits from a higher premium base. Results in Australia/New Zealand declined by 51% to EUR 24 million, driven by a EUR 18 million charge related to a capital guaranteed product, lower fee income on AuM and reduced capital earnings.
Gross premium income declined 16.8%, or 10.4% excluding currency effects, driven by the decrease in sales. Premium income fell in Japan and Taiwan, but increased in Australia and South Korea driven by in-force business retention.
Operating expenses declined 8.9%, or 0.4% excluding currency effects, thanks to disciplined expense management. ING selectively invested in distribution initiatives and infrastructure enhancements to expand its presence across the region.
New sales (APE) declined 28.7%, or 21.0% excluding currency effects, compared with a strong third quarter in 2007. Commercial performance was robust in Korea and Rest of Asia, where new sales were stable and up 37.7%, respectively, excluding currency effects. Consistent with the declines in new sales, the value of new business fell 30.1% or 22.5% excluding currency effects. The overall internal rate of return remained high at 16.4%, broadly consistent with 2007.

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WHOLESALE BANKING
Wholesale Banking: Key Figures

						Structured		Leasing &
		Total		GL&PCM		Finance		Factoring		Financial Markets		Real Estate		Other
In EUR million	3Q08	3Q07	Change	3Q08	3Q07	3Q08	3Q07	3Q08	3Q07	3Q08	3Q07	3Q08	3Q07	3Q08	3Q07

Total income	950	1,003	-5.3%	277	200	272	134	101	94	111	174	150	308	38	93
Operating expenses	715	697	2.6%	145	127	92	83	58	52	179	172	155	138	86	124
Gross result	234	306	-23.5%	133	72	180	51	43	42	-68	2	-5	170	-49	-31
Loan loss provision	195	28	596.4%	126	-25	48	13	12	6	0	2	9	2	-1	30

Underlying result before tax	40	279	-85.7%	7	97	132	38	31	36	-68	1	-13	168	-48	-61

KEY FIGURES
Cost/income ratio	75.3%	69.5%		52.1%	63.7%	34.0%	62.3%	57.3%	55.3%	161.1%	98.7%	103.0%	44.8%	229.3%	133.6%
Underlying RAROC after tax	4.3%	12.9%		11.2%	8.1%	31.4%	10.0%	24.3%	21.7%	-7.4%	-1.2%	-6.1%	37.8%	-24.1%	24.7%
Economic capital (average over period)	9,253	6,250	48.0%	2,249	1,465	1,496	987	425	389	2,541	1,959	2,064	1,280	476	170

Sound commercial performance impacted by turmoil
• Result before tax down 85.7%, but excluding market impacts up 47.3%
• ING Real Estate and Financial Markets affected by turmoil
• Higher income in General Lending and Structured Finance
WHOLESALE BANKING
Underlying result before tax (EUR million)
Wholesale Banking benefited from strong demand from borrowers as the credit crisis reduced competition. Selective volume growth was pursued in both General Lending and Structured Finance, coupled with higher margins. Sales income in Financial Markets increased, as did revenues from asset & liability management thanks to interest rate volatility. Client balances, including the impact of currencies, grew in the quarter to EUR 297 billion.
Despite the sound commercial performance, results were inevitably affected by credit-related markdowns and impairments, higher loan loss provisions, and negative revaluations at ING Real Estate.
The underlying result before tax declined to EUR 40 million, a decrease of 85.7%. The total impact of the market turmoil within Wholesale Banking was EUR 371 million, consisting of EUR 72 million in loan loss provisions on Icelandic banks, EUR 88 million of real estate fair value changes, and EUR 211 million of losses on Lehman Brothers and Washington Mutual, and impairments on a collateralised debt obligation (CDO). Excluding the negative impact of these items, Wholesale Banking’s underlying result before tax rose 47.3%.
Income declined 5.3% due to the EUR 211 million credit related markdowns and impairments within Financial Markets and the EUR 88 million negative fair value changes at ING Real Estate, which related primarily to properties in Canada and Australia. Structured Finance benefited from the high demand for credit, doubling income on the prior year. Income in General Lending & PCM increased 38.5% through selective asset growth in General Lending at higher margins. Leasing & Factoring income rose 7.4%. Income in Financial Markets decreased 36.2% as losses on pressurised assets offset strong sales income and asset & liability management revenues.
Underlying operating expenses were under control, increasing just 2.6% in the quarter. This includes the favourable impact of lower compliance costs and the strengthening of the euro compared to 2007. The cost/income ratio was 75.3%, up from 69.5% in the same quarter last year. Excluding the credit crisis impact on income, the cost/income ratio for the third quarter would have been 57.3%.
Risk costs increased to EUR 195 million from EUR 28 million a year earlier. This increase was driven by EUR 72 million for Icelandic banks in General Lending and EUR 48 million in Structured Finance, relating to three specific files within Leveraged Finance.
The RAROC after tax declined to 4.3% due to the market turmoil and a 48.0% increase in economic capital, which was heavily impacted by model changes due to the implementation of Basel II. Compared with the prior quarter, the increase in economic capital was limited to 2.6%.

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RETAIL BANKING
Retail Banking: Key Figures

	Total			Netherlands		Belgium		Central Europe		Asia
In EUR million	3Q2008	3Q2007	Change	3Q2008	3Q2007	3Q2008	3Q2007	3Q2008	3Q2007	3Q2008	3Q2007

Total underlying income	1,825	1,860	-1.9%	1,078	1,183	455	466	203	127	89	83
Operating expenses	1,311	1,182	10.9%	657	677	376	348	219	99	59	57
Gross result	513	678	-24.3%	421	507	79	118	-16	27	30	26
Addition to loan loss provision	93	27	244.4%	52	33	15	7	25	-15	1	1

Underlying result before tax	420	651	-35.5%	369	474	64	111	-41	43	28	24

KEY FIGURES
Underlying cost/income ratio	71.9%	63.5%		60.9%	57.2%	82.7%	74.7%	108.1%	78.4%	66.6%	68.9%
Underlying RAROC after tax	22.5%	39.7%		48.8%	56.6%	20.8%	36.5%	-19.6%	35.0%	7.9%	5.4%
Economic capital (average over period)	5,782	4,627	25.0%	2,392	2,480	982	830	957	201	1,451	1,117

Maintaining market share in competitive environment
•	Growth of savings/deposits

•	Pressure on margins as a result of liquidity crisis

•	ING Bank Turkey negatively affected by fair value changes on derivatives
RETAIL BANKING
Underlying result before tax (EUR million)
As the credit crisis deepened, competition for savings increased, putting pressure on margins. Especially in the Benelux, new entrants made aggressive offerings in search of liquidity. ING maintained volume in savings through product innovation and investments in growth.
Total client balances in the quarter were up by 2.4% to EUR 491 billion, including positive currency effects. Average savings and deposits volume increased in the Benelux compared to the previous quarter. Despite economic growth slowing down in emerging markets in the third quarter, ING was able to grow or maintain its positions within several key savings markets.
Retail Banking’s underlying result before tax declined 35.5% to EUR 420 million. Results in the Netherlands and Belgium declined by 22.2% and 42.3% respectively, due to margin pressure and lower commission income. In Central Europe, ING Bank Turkey recorded a loss of EUR 59 million due to negative fair value changes on interest derivatives, investments for re-branding and additional branches. Excluding the negative fair value change in ING Bank Turkey underlying result before tax in Central Europe was nil. The decline compared with last year is mainly explained by a net release in Poland of loan loss provisions during the third quarter of 2007 and additional investments. Results in Asia increased 16.7%, boosted by a EUR 5 million result from TMB and a EUR 12 million dividend from Bank of Beijing.
Excluding the negative fair value change in ING Bank Turkey, underlying income increased 0.3%. Competitive client offerings on fixed and variable savings increased volumes, offsetting higher funding costs as a result of the liquidity crisis, especially in the Benelux. Compared with the same quarter last year, commission income declined 1.3%.

Operating expenses increased 10.9%, driven by the inclusion of ING Bank Turkey and investments in Ukraine, Romania and Poland. In the Netherlands, expenses declined 3.0% supported by a provision release and cost efficiency improvements. In Belgium, expenses grew 8.0% due to increased advertising, branch network investments, and mandatory salary increases in line with inflation. The restructuring programmes in the Benelux are progressing according to plan. Outside the Benelux, expenses increased 77.7% or EUR 122 million, reflecting the inclusion of ING Bank Turkey and investments to grow the branch network.
Loan loss provisions increased by EUR 66 million to EUR 93 million due to the inclusion of ING Bank Turkey, portfolio growth and some specific Mid-corporate files in the Benelux. The third quarter of 2007 was also supported by net releases in Poland.
The RAROC after tax decreased to 22.5% from 39.7% due to lower results combined with a EUR 1.2 billion increase in economic capital. ING Bank Turkey added EUR 0.7 billion and TMB EUR 0.2 billion.

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ING DIRECT
ING Direct: Key Figures

In EUR million	3Q2008	3Q2007	Change

Total underlying income	458	536	-14.6%
Operating expenses	420	401	4.7%
Gross result	38	135	-71.9%
Addition to loan loss provision	85	15	466.7%

Underlying result before tax	-47	120	-139.2%

KEY FIGURES
Interest margin	0.96%	0.74%
Cost/income ratio	91.7%	74.9%
Underlying RAROC after tax	-0.7%	13.9%
Economic capital (average over period)	3,484	2,843	22.5%

Solid commercial results offset by market turmoil
•	Client retail balances up EUR 7.0 billion

•	455,000 new clients

•	Excluding impairments of EUR 217 million, result before tax up 42% on 3Q2007
TOTAL RETAIL BALANCES
(EUR bln, end of period)
ING DIRECT
Underlying result before tax (EUR million)
ING Direct showed solid commercial results and net inflows. However, the third quarter was severely impacted by impairments of EUR 217 million on ING Direct’s investment portfolio.
Production of client retail balances reached EUR 7.0 billion, driven by growth in funds entrusted and residential mortgages. Including positive currency effects of EUR 5.4 billion, total client retail balances increased to EUR 330 billion at the end of September. Total funds entrusted increased by EUR 2.1 billion at comparable exchange rates, mainly driven by strong growth in Germany. Residential mortgages grew by EUR 6.4 billion at comparable exchange rates. Total off-balance sheet funds however declined by EUR 1.2 billion to EUR 16.2 billion as a result of stock market deterioration.
During the quarter, customers worldwide became more active in re-allocating their account balances among multiple financial institutions to maximise protection from government guarantees. ING Direct added 455,000 new clients, an increase of 13% over the second quarter, bringing the total number of clients to 21.7 million.
The mortgage loan and investment portfolios of ING Direct have performed relatively well. However, in the third quarter, cash flows from interest rate or principal repayments on 13 of the 734 Alt-A bonds in the portfolio were deemed to be uncertain. As a result, ING Direct calculated a EUR 40 million estimated credit loss which triggered a EUR 130 million pre-tax impairment under IFRS accounting rules.
Underlying result before tax amounted to EUR -47 million, compared with EUR 120 million in the third quarter of 2007 and EUR 179 million in the second quarter of 2008. Results were heavily impacted by impairments totalling EUR 217 million, reported as negative investment income. This figure consists of EUR 130 million for Alt-A RMBS, EUR 81 million on Washington Mutual, and EUR 6 million on subprime RMBS. Results excluding impairments were EUR 170 million, an increase of 42% versus the third quarter of 2007 and a decrease of 5% on the prior quarter. Investments in new business development were stable at EUR 88 million.
Total underlying income was EUR 458 million, a decline of 14.6%. Excluding impairments, income was EUR 675 million, up 25.9%. This was driven by interest result growth, especially in the US and Canada. The interest margin increased to 0.96%.
Operating expenses were EUR 420 million, an increase of 4.7%. This was predominantly a result of higher staff numbers and the inclusion of Interhyp from August 2008, partly offset by the impact of currencies. The cost/ income ratio increased to 91.7% from 74.9% in the third quarter of 2007 and 64.8% in the previous quarter, due to impairments. Excluding impairments, the ratio improved to 62.2% thanks to the strong increase in interest result.
The addition to the provision for loan losses was higher at EUR 85 million, largely due to the US and Germany. Within ING Direct’s own originated mortgage portfolio in the US, non-performing loans have risen to 1.9%, but the portfolio has performed better than the industry benchmark for prime adjustable rate mortgages. The overall portfolio has an average loan to value ratio of 69% and 97% of the mortgages are to owner-occupiers.
The after-tax RAROC declined to -0.7% from 16.0% in the previous quarter and 13.9% in the third quarter of 2007, mainly due to impairments.

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APPENDICES

Appendix 1:	Key Figures per Quarter
Appendix 2:	Divestments & Special Items
Appendix 3:	ING Group Consolidated P&L: 3rd Quarter
Appendix 4:	ING Group Consolidated Balance Sheet
Appendix 5:	ING Group Change in Shareholders’ Equity
Appendix 6:	ING Group Shareholders’ Equity
Appendix 7:	Insurance P&L by Business Line
Appendix 8:	Insurance Investment & Other Income
Appendix 9:	Banking P&L by Business Line
Appendix 10:	Banking Commission, Investment & Other Income
Appendix 11:	Life New Business Production
Appendix 12:	Direct impact of the Credit and Liquidity Crisis
Appendix 13:	Pre-Tax Impairments, Fair Value Adjustments, Revaluations and Other Market Impacts
Appendix 14:	Reclassification of Residential Mortgage Backed Securities Investments
Appendix 15:	Accounting Treatment of Financial Assets
Additional information is available in the following documents published at www.ing.com
- ING Group Quarterly Report
- ING Group Statistical Supplement
- Analyst Presentation
- US Statistical Supplement
ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).
In preparing the financial information in this press release, the same accounting principles are applied as in the 2007 ING Group Annual Accounts. All figures in this press release are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained in this release are statements of future expectations and other forward looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

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APPENDIX 1: KEY FIGURES PER QUARTER
ING Group: Key Figures per Quarter

In EUR million	3Q2008	2Q2008	1Q2008	4Q2007	3Q2007	2Q2007	1Q2007

Underlying result before tax
Insurance Europe	101	397	339	357	362	679	441
Insurance Americas	-214	375	297	439	490	579	555
Insurance Asia/Pacific	19	124	182	113	151	153	159
Corporate line Insurance	-453	250	-117	896	291	531	-84

Underlying result before tax from Insurance	-547	1,146	702	1,805	1,294	1,942	1,071

Wholesale Banking	40	365	570	512	279	604	665
Retail Banking	420	558	638	522	651	619	610
ING Direct	-47	179	155	73	120	171	165
Corporate line Banking	-629	-2	43	45	53	-65	-56

Underlying result before tax from Banking	-216	1,101	1,405	1,152	1,103	1,329	1,384

Underlying result before tax	-763	2,247	2,107	2,957	2,397	3,271	2,455

Taxation	-185	329	509	261	375	467	504
Underlying result before minority interests	-578	1,918	1,598	2,696	2,022	2,804	1,951
Minority interests	8	-23	24	53	72	76	65

Underlying net result	-585	1,941	1,574	2,644	1,950	2,727	1,887

Net gains/losses on divestments	178	2	45	-37	444
Net result from divested units	4	5	15	-26	-5	20	7
Special items after tax	-74	-28	-94	-98	-83	-188

Net result (attributable to shareholders)	-478	1,920	1,540	2,482	2,306	2,559	1,894

Result per share (in EUR)	-0.22	0.94	0.74	1.18	1.08	1.18	0.88

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APPENDIX 2: DIVESTMENTS & SPECIAL ITEMS
Divestments & Special items after tax per Quarter

In EUR million	3Q2008	2Q2008	1Q2008	4Q2007	3Q2007	2Q2007	1Q2007

Underlying net result	-585	1,941	1,574	2,644	1,950	2,727	1,887

Net gains/losses on divestments
- sale Mexico Insurance	182
- sale Chile Health	-4		62
- sale NRG		2	-17	-129
- IPO Brasil				93
- sale Belgian broker business					418
- sale RegioBank					26

Total gains/losses on divestments	178	2	45	-37	444

Result after tax from divested units	4	5	15	-26	-5	20	7

Net special items:
- integration costs Citistreet	-47
- restructuring provisions and hedges OYAK Bank				-76	-71
- combining ING Bank and Postbank	-27	-28	-24	-23	-12	-188
- unwinding Postkantoren BV			-70

Total special items	-74	-28	-94	-99	-83	-188

Net result (attributable to shareholders)	-478	1,920	1,540	2,482	2,306	2,559	1,894

Page 14/27

APPENDIX 3: ING GROUP CONSOLIDATED P&L: 3rd QUARTER
ING Group: Consolidated Profit & Loss Account on Underlying Basis

	ING Group[1]			Insurance		Banking
In EUR million	3Q2008	3Q2007	Change	3Q2008	3Q2007	3Q2008	3Q2007

Gross premium income	10,380	11,107	-6.5%	10,380	11,107
Interest result banking operations	2,610	2,257	15.6%			2,643	2,274
Commission income	1,261	1,224	3.0%	557	471	704	753
Total investment & other income	1,207	3,530	-65.8%	1,977	3,091	-722	466

Total underlying income	15,458	18,117	-14.7%	12,914	14,668	2,625	3,493

Underwriting expenditure	11,831	11,714	1.0%	11,831	11,714
Operating expenses	3,757	3,627	3.6%	1,289	1,305	2,468	2,321
Other interest expenses	228	311	-26.7%	309	355
Addition to loan loss provisions/impairments	404	69	-485.5%	31		373	69

Total underlying expenditure	16,221	15,720	3.2%	13,461	13,374	2,841	2,390

Underlying result before tax	-763	2,397	-131.8%	-547	1,294	-216	1,103

Taxation	-185	375	-149.3%	-67	167	-118	208
Underlying result before minority interests	-578	2,022	-128.6%	-480	1,127	-98	895
Minority interests	8	72	-88.9%	4	39	4	33

Underlying net result	-585	1,950	-130.0%	-484	1,089	-101	862

Net gains/losses on divestments	178	444		178	418		26
Net result from divested units	4	-5		4	-5
Special items after tax	-74	-83		-47		-27	-83

Net result (attributable to shareholders)	-478	2,306	-120.7%	-350	1,502	-128	805

[1]	Including inter-company eliminations
Page 15/27

APPENDIX 4: ING GROUP CONSOLIDATED BALANCE SHEET

ING Group: Consolidated Balance Sheet
	ING Group		ING Verzekeringen NV		ING Bank NV		Holdings/Eliminations
in EUR million	30 Sept. 08	30 June 08	30 Sept. 08	30 June 08	30 Sept. 08	30 June 08	30 Sept. 08	30 June 08

Cash and balances with central banks	20,747	13,162	4,662	4,569	16,899	9,399	-814	-806
Amounts due from banks	68,575	69,834			68,575	69,834
Financial assets at fair value through P&L	294,127	341,638	112,614	112,633	182,566	230,259	-1,052	-1,254
Investments	271,868	271,699	119,960	120,025	151,909	151,676
Loans and advances to customers	631,474	592,642	30,469	29,291	608,286	567,399	-7,282	-4,048
Reinsurance contracts	5,966	5,684	5,966	5,684
Investment in associates	5,052	5,205	3,014	3,188	2,172	2,139	-135	-122
Investment property	4,694	4,567	1,422	1,392	3,271	3,175
Property and equipment	6,361	6,318	818	855	5,544	5,463
Intangible assets	7,549	6,086	5,187	4,255	2,449	1,911	-87	-80
Deferred acquisition costs	12,295	11,055	12,295	11,055
Other assets	47,106	42,057	14,179	11,479	33,969	30,759	-1,042	-181

Total assets	1,375,814	1,369,946	310,586	304,426	1,075,640	1,072,013	-10,412	-6,492

Shareholders’ equity (in parent)	23,723	28,060	12,292	14,179	19,024	19,348	-7,593	-5,467
Minority interests	1,911	1,905	785	790	1,323	1,300	-196	-185

Total equity	25,634	29,965	13,077	14,969	20,346	20,648	-7,789	-5,652

Preference shares		2						2
Subordinated loans	10,178	9,635	7,364	7,000	20,498	19,595	-17,684	-16,960
Debt securities in issue	99,978	94,023	4,752	4,664	87,876	83,052	7,349	6,307
Other borrowed funds	26,426	26,099	9,309	9,495			17,117	16,604
Insurance and investment contracts	259,752	253,587	259,752	253,587
Amounts due to banks	178,290	161,299			178,290	161,299
Customer deposits and other funds on deposits	557,203	535,881			565,760	542,631	-8,557	-6,750
Financial liabilities at fair value through P&L	172,614	217,858	2,229	2,085	170,531	215,888	-146	-115
Other liabilities	45,738	41,598	14,102	12,625	32,339	28,901	-703	72

Total liabilities	1,350,179	1,339,982	297,509	289,456	1,055,293	1,051,365	-2,623	-839

Total equity and liabilities	1,375,814	1,369,946	310,586	304,426	1,075,640	1,072,013	-10,412	-6,492

Page 16/27

APPENDIX 5: ING GROUP CHANGE IN SHAREHOLDERS’ EQUITY
ING Group: Change in Shareholders’ Equity

	ING Group		ING Verzekeringen NV		ING Bank NV		Holdings/Eliminations
in EUR million	3Q2008	9M2008	3Q2008	9M2008	3Q2008	9M2008	3Q2008	9M2008

Shareholders’ equity beginning of period	28,060	37,208	14,179	17,911	19,348	25,511	-5,467	-6,214

Net result for the period	-478	2,982	-476	1,260	-49	1,771	47	-49
Unrealised revaluations of equity securities	-1,698	-4,251	-916	-2,677	-614	-1,406	-168	-168
Unrealised revaluations of debt securities	-3,844	-10,103	-2,321	-5,210	-1,523	-4,893
Deferred interest crediting to life policyholders	769	1,815	769	1,815
Realised gains equity securities released to P&L	377	-154	252	-286	70	77	55	55
Realised gains debt securities released to P&L	530	598	292	348	238	250
Change in cashflow hedge reserve	127	78	356	260	-184	-201	-45	19
Other revaluations	-106	158	-110	147	4	11
Changes in treasury shares:
- due to the share buyback programme and hedge portfolio employee options	195	-1,966					195	-1,966
- due to the cancellation of shares		4,455						4,455
Change in other reserves/share capital due to the cancellation of shares		-4,455						-4,455
Exchange rate differences	1,229	59	688	-37	522	96	19
Excercise of warrants and options/capital injections		448	400	1,400	2,200	2,200	-2,600	-3,152
Cash dividend	-1,459	-3,175	-1,000	-2,800	-850	-4,250	391	3,875
Employee stock option and share plans	-16	36	36	58	27	57	-79	-79
Other	37	-10	143	103	-165	-199	59	86

Total changes	-4,337	-13,485	-1,887	-5,619	-324	-6,487	-2,126	-1,379

Shareholders’ equity end of period	23,723	23,723	12,292	12,292	19,024	19,024	-7,593	-7,593

Page 17/27

APPENDIX 6: ING GROUP SHAREHOLDERS’ EQUITY
ING Group: Shareholders’ Equity

	ING Group		ING Verzekeringen NV		ING Bank NV		Holdings/Eliminations
in EUR million	30 Sept. 08	30 June 08	30 Sept. 08	30 June 08	30 Sept. 08	30 June 08	30 Sept. 08	30 June 08

Share capital	499	499	174	174	525	525	-200	-200
Share premium	9,182	9,182	5,774	5,374	11,392	8,723	-7,984	-4,915
Revaluation reserve equity securities	1,424	2,745	503	1,167	861	1,405	60	173
Revaluation reserve debt securities	-11,442	-8,128	-5,702	-3,673	-5,740	-4,455
Revaluation reserve crediting to life policyholders	1,857	1,088	1,857	1,088
Revaluation reserve cashflow hedge	509	382	270	-86	226	410	13	58
Other revaluation reserve	733	768	306	345	427	423
Currency translation reserve	-1,295	-2,524	-1,123	-1,811	77	-445	-249	-268
Treasury shares reserve	-1,251	-1,446					-1,251	-1,446
Other reserves	23,507	25,494	10,233	11,601	11,256	12,762	2,018	1,131

Shareholders’ equity	23,723	28,060	12,292	14,179	19,024	19,348	-7,593	-5,467

Minority interests	1,911	1,905	785	790	1,323	1,300	-196	-185

Total equity	25,634	29,965	13,077	14,969	20,346	20,648	-7,789	-5,652

Page 18/27

APPENDIX 7: INSURANCE P&L BY BUSINESS LINE
Insurance: Profit & Loss Account

	Total Insurance			Insurance Europe			Insurance Americas			Insurance Asia/Pacific			Corporate Line
In EUR million	3Q2008	3Q2007	Change	3Q2008	3Q2007	Change	3Q2008	3Q2007	Change	3Q2008	3Q2007	Change	3Q2008	3Q2007

Gross premium income	10,380	11,107	-6.5%	2,089	2,197	-4.9%	5,411	5,447	-0.7%	2,873	3,454	-16.8%	7	9
Commission income	557	471	18.3%	119	114	4.4%	354	257	37.7%	82	99	-17.2%	2	1
Direct investment income	2,436	2,574	-5.4%	950	879	8.1%	1,233	1,350	-8.7%	537	426	26.1%	-284	-81
Realised gains & fair value changes	-459	517	-188.8%	-94	99	-194.9%	-510	-127	n.a.	399	58	587.9%	-254	487
Total investment & other income	1,977	3,091	-36.0%	857	978	-12.4%	723	1,223	-40.9%	935	484	93.2%	-538	406

Total underlying income	12,914	14,668	-12.0%	3,064	3,289	-6.8%	6,488	6,926	-6.3%	3,890	4,036	-3.6%	-529	416

Underwriting expenditure	11,831	11,714	1.0%	2,401	2,321	3.4%	6,024	5,846	3.0%	3,408	3,543	-3.8%	-2	4
Operating expenses	1,289	1,305	-1.2%	417	446	-6.5%	611	544	12.3%	266	292	-8.9%	-5	23
Other interest expenses	309	355	-13.0%	148	159	-6.9%	66	46	43.5%	197	50	294.0%	-102	100
Other impairments	31			-3			1						33

Total underlying expenditure	13,461	13,374	0.7%	2,963	2,927	1.2%	6,702	6,437	4.1%	3,871	3,885	-0.4%	-76	127

Underlying result before tax	-547	1,294	-142.3%	101	362	-72.1%	-214	490	-143.7%	19	151	-87.4%	-453	291

Taxation	-67	167	-140.1%	59	60	-1.7%	-18	131	-113.7%	-35	44	-179.5%	-72	-67
Result before minority interests	-480	1,127	-142.6%	42	302	-86.1%	-196	359	-154.6%	54	107	-49.5%	-381	357
Minority interests	4	39	-89.7%	-4	4	-200.0%	22	26	-15.4%	3	10	-70.0%	-17	-2

Underlying net result	-484	1,089	-144.4%	47	298	-84.2%	-218	333	-165.5%	51	97	-47.4%	-364	361

Net gains/losses on divestments	178	418			418		178
Net result from divested units	4	-5					4	-5
Special items after tax	-47						-47

Net result from Insurance	-350	1,502	-123.3%	47	716	-93.4%	-83	328	-125.3%	51	97	-47.4%	-364	361

KEY FIGURES
Assets under management (end of period)	441,000	477,000	-7.5%	139,000	158,400	-12.2%	205,600	210,900	-2.5%	96,400	107,700	-1.5%
Staff (FTEs end of period)	55,487	57,550	-3.6%	14,430	14,286	1.0%	29,527	30,939	-4.6%	11,476	12,251	-6.3%

Page 19/27

APPENDIX 8: INSURANCE INVESTMENT & OTHER INCOME
Insurance Investment & Other Income

	Total Insurance			Insurance Europe			Insurance Americas			Insurance Asia/Pacific			Corporate Line
In EUR million	3Q008	3Q2007	Change	3Q2008	3Q2007	Change	3Q2008	3Q2007	Change	3Q2008	3Q2007	Change	3Q2008	3Q2007

Income from debt securities and loans	2,142	1,810		696	664		1,172	1,206		266	238		8	-298
Dividend income	125	156		42	64		20	32		45	60		18
Rental income	26	16		15	9		10	6		2	1		-1
Other	143	592		197	142		31	106		224	128		-309	216

Direct investment income	2,436	2,574	-5.4%	950	879	8.1%	1,233	1,350	-8.7%	537	426	26.1%	-284	-82

Realised gains/losses on bonds	-465	26		5			-411	20		-59	6
Realised gains/losses on equities	-293	588		43	71		25	23		14	13		-375	481
Realised gains/losses & fair value changes private equity	-65	-21		-65	-22									1
Change in fair value real estate investments	-116	33		-114	21		-3	1			11		1
Change in fair value non-trading derivatives	480	-109		37	28		-121	-170		443	28		121	5

Realised gains/losses & fair value changes on investments	-459	517	-188.8%	-94	99	-194.9%	-510	-127	n.a.	399	58	n.a.	-253	487

Total underlying investment & other income	1,977	3,091	-36.0%	857	978	-12.4%	723	1,223	-40.9%	935	484	93.2%	-537	405

Page 20/27

APPENDIX 9: BANKING P&L BY BUSINESS LINE
Banking: Profit & Loss Account

	Total Banking			Wholesale Banking			Retail Banking			ING Direct			Corporate Line
In EUR million	3Q2008	3Q2007	Change	3Q2008	3Q2007	Change	3Q2008	3Q2007	Change	3Q2008	3Q2007	Change	3Q2008	3Q2007

Interest result	2,643	2,274	16.2%	738	426	73.2%	1,349	1,344	0.4%	647	483	34.0%	-91	21
Commission income	704	753	-6.5%	293	333	-12.0%	391	396	-1.3%	21	23	-8.7%	-1	1
Investment income	-517	158	-427.2%	-141	141	-200.0%	15	17	-11.8%	-207	3		-184	-3
Other income	-205	309	-166.3%	60	103	-41.7%	69	103	-33.0%	-2	27	-107.4%	-331	75

Total underlying income	2,625	3,493	-24.8%	950	1,003	-5.3%	1,825	1,860	-1.9%	458	536	-14.6%	-606	94

Operating expenses	2,468	2,321	6.3%	715	697	2.6%	1,311	1,182	10.9%	420	401	4.7%	22	41
Gross result	157	1,172	-86.6%	234	306	-23.5%	513	678	-24.3%	38	135	-71.9%	-629	53
Addition to loan loss provision	373	69	440.6%	195	28	596.4%	93	27	244.4%	85	15	466.7%	0	0

Underlying result before tax	-216	1,103	-119.6%	40	279	-85.7%	420	651	-35.5%	-47	120	-139.2%	-629	53

Taxation	-118	208	-156.7%	-17	23	-173.9%	79	150	-47.3%	-6	16	-137.5%	-175	19
Result before minority interests	-98	895	-110.9%	57	256	-77.7%	341	501	-31.9%	-42	104	-140.4%	-453	34
Minority interests	4	33	-87.9%	-7	20	-135.0%	10	13	-23.1%	0	0		0	0

Underlying net result	-101	862	-111.7%	64	235	-72.8%	330	488	-32.4%	-42	104	-140.4%	-453	34

Net gains/losses on divestments	0	26		0	0		0	26		0	0		0	0
Net result from divested units	0	0		0	0		0	0		0	0		0	0
Special items after tax	-27	-83		0	-34		-27	-20		0	0		0	-29

Net result from Banking	-128	805	-115.9%	64	202	-68.3%	304	494	-38.5%	-42	104	-140.4%	-453	5

KEY FIGURES
Net return on equity (year-to-date)	9.1%	17.6%
Interest margin	1.00%	0.91%								0.96%	0.74%
Underlying cost/income ratio	94.0%	66.5%		75.3%	69.5%		71.9%	63.5%		91.7%	74.9%
Risk costs in bp of average CRWA	54	8		51	8		49	7		77	8
Risk-weighted assets (end of period)	329,568	373,209	-11.7%	185,951	153,256	21.3%	90,655	142,503	-36.4%	51,260	76,511	-33.0%	1,702	939
Underlying RAROC before tax	-4.2%	24.6%		4.1%	12.6%		27.5%	51.6%		1.0%	15.8%
Underlying RAROC after tax	-1.9%	20.6%		4.3%	12.9%		22.5%	39.7%		-0.7%	13.9%
Economic capital (average over period)	18,963	13,995	35.5%	9,253	6,250	48.0%	5,782	4,627	25.0%	3,484	2,843	22.5%	444	275
Staff (FTEs end of period)	75,142	65,475	14.8%	15,715	14,855	5.8%	49,683	42,090	18.0%	9,744	8,530	14.2%

Page 21/27

APPENDIX 10: BANKING COMMISSION, INVESTMENT & OTHER INCOME
Banking Commission, Investment & Other Income

	Total Banking			Wholesale Banking			Retail Banking			ING Direct			Corporate Line
In EUR million	3Q2008	3Q2007	Change	3Q2008	3Q2007	Change	3Q2008	3Q2007	Change	3Q2008	3Q2007	Change	3Q2008	3Q2007

Funds transfer	196	152	28.9%	47	22	113.6%	140	124	12.9%	9	6	50.0%	0	0
Securities business	145	169	-14.2%	63	42	50.0%	68	111	-38.7%	15	18	-16.7%	0	-1
Insurance broking	40	43	-7.0%	10	-2		30	44	-31.8%	1	0		0	0
Management fees	176	238	-26.1%	94	150	-37.3%	80	85	-5.9%	1	2	-50.0%	0	0
Brokerage and advisory fees	69	40	72.5%	64	36	77.8%	5	2	150.0%	1	1	0.0%	0	0
Other	77	111	-30.6%	16	85	-81.2%	68	29	134.5%	-6	-5		-1	2

Total underlying commission income	704	753	-6.5%	293	333	-12.0%	391	396	-1.3%	21	23	-8.7%	-1	1

Rental income	48	65	-26.2%	51	67	-23.9%	0	0		0	0		-2	-2
Other investment income	20	54	-63.0%	3	42	-92.9%	14	12	16.7%	0	0		2	0

Direct income from investments	68	119	-42.9%	54	109	-50.5%	15	12	25.0%	0	0		0	-2

Realised gains/losses on bonds	-352	-5		-146	-7		0	0		-206	3		0	-1
Realised gains/losses on equities	-168	11		17	7	142.9%	0	5	-100.0%	-1	0		-184	0
Change in fair value real estate	-66	32	-306.3%	-66	32	-306.3%	0	0		0	0		0	0

Realised gains/losses & fair value changes	-585	39		-195	32	-709.4%	1	4	-75.0%	-207	3		-184	-1

Total underlying investment income	-517	158	-427.2%	-141	141	-200.0%	15	17	-11.8%	-207	3		-184	-3

Valuation results non-trading derivatives	240	-32		25	53	-52.8%	-7	13	-153.8%	68	-4		154	-94
Net trading income	-482	211	-328.4%	-178	6		14	30	-53.3%	-86	25	-444.0%	-232	150
Other	37	130	-71.5%	213	44	384.1%	61	60	1.7%	16	6	166.7%	-253	20

Total underlying other income	-205	309	-166.3%	60	103	-41.7%	69	103	-33.0%	-2	27	-107.4%	-331	75

Page 22/27

APPENDIX 11: LIFE NEW BUSINESS PRODUCTION
Life Insurance Value of New Business Statistics

	Value of		Internal								Present Value of				Investment in New		Acquisition Expense
	New Business		Rate of Return		Single Premiums		Annual Premiums		New Sales (APE)		Premiums		VNB/PV Premiums		Business		Overruns
In EUR million	3Q2008	3Q2007	3Q2008	3Q2007	3Q2008	3Q2007	3Q2008	3Q2007	3Q2008	3Q2007	3Q2008	3Q2007	3Q2008	3Q2007	3Q2008	3Q2007	3Q2008	3Q2007

Benelux	18	18	12.5%	11.7%	364	473	59	40	95	87	762	805	2.4%	2.1%	48	42	7	4
Rest of Europe	73	74	24.5%	16.8%	275	168	110	128	138	145	1,496	2,115	4.9%	3.5%	31	64	-1	4

Insurance Europe	91	92	17.9%	14.3%	639	640	169	168	233	232	2,258	2,920	4.0%	3.1%	79	106	6	8

U.S.	56	64	12.4%	10.7%	3,891	5,654	296	313	685	879	5,389	6,897	1.0%	0.9%	185	267	3	5
Latin America	25	9	17.7%	11.9%	511	51	123	75	174	80	202	145	12.4%	6.2%	37	26	5	2

Insurance Americas	81	73	13.3%	10.8%	4,402	5,704	419	388	859	958	5,591	7,038	1.4%	1.0%	222	293	8	7

Australia & NZ	11	15	19.2%	21.3%	615	1,224	37	16	99	138	770	1,336	1.6%	1.1%	17	14	13
Japan	12	12	11.8%	11.5%	723	1,162	52	57	124	173	991	1,417	1.2%	0.8%	51	53	4	2
South Korea	26	43	19.2%	24.8%	93	77	178	239	187	247	793	1,037	3.3%	4.1%	20	22	2	-1
Taiwan	29	55	23.3%	19.2%	21	154	49	117	52	132	389	942	7.5%	5.8%	18	38	-1	-3
Rest of Asia	15	9	13.9%	9.1%	82	30	65	56	73	60	381	271	3.7%	3.0%	24	15	1	1

Insurance Asia/Pacific	93	133	16.4%	16.7%	1,534	2,647	382	485	535	750	3,324	5,002	2.8%	2.7%	131	142	19	-1

Total	266	298	15.0%	13.4%	6,575	8,992	969	1,041	1,627	1,940	11,172	14,964	2.4%	2.0%	432	541	33	14

Page 23/27

APPENDIX 12: DIRECT IMPACT OF CREDIT AND LIQUIDITY CRISIS
Risk Management: Pressurised Assets

		Market value 30 September 2008			Change in 3Q2008			Market value 30 June 2008
				Total revaluations	Writedowns	Revaluation				Total revaluations
			% of Amortised	through Equity	through P&L	through Equity	Other changes to		% of Amortised	through Equity
In EUR million	Business Line	30-Sep-08	Cost value	(pre-tax)	(pretax)	(pre-tax)	reported holdings[1]	30 June 2008	Cost value	(pre-tax)

	Insurance Americas	2,030		-614	11	-166	192	2,015		-448
	Insurance Europe	25		0		0	1	24
	Insurance Asia	1		0		0	0	1
	Wholesale Banking	67		-65	13	5	9	66		-70
	ING Direct	90		-49	6	-7	10	93		-42

Total Subprime RMBS		2,213	75.2%	-728	30	-168	212	2,199	79.7%	-560

	Insurance Americas	2,613		-841	47	-283	83	2,860		-558
	Insurance Asia	9		-2		-1	1	9		-1
	Wholesale Banking	512		-67	21	-16	94	455		-51
	ING Direct	17,924		-6,096	130	-2,112	1,459	18,707		-3,984

Total Alt-A RMBS		21,058	75.0%	-7,006	198	-2,412	1,637	22,031	82.7%	-4,594

	Insurance Europe	107		-7		-2	-12	121		-5
	Insurance Americas	3,780		-60	84	-20	942	2,860		-40
	Insurance Asia	28		-53	10	-22	17	43		-31
	Wholesale Banking	819		-57	87	33	-417	1,290		-90
	ING Direct					0	-24	24

Total CDOs/CLOs[2]		4,734	91.5%	-177	181	-11	506	4,338	94.6%	-166

Total		28,005		-7,911	409	-2,591	2,355	28,568		-5,320

[1]	Including FX changes, purchases, sales, redemptions and reclassifications

[2]	Includes Synthetic CDOs at notional value
Page 24/27

APPENDIX 13: PRE-TAX IMPAIRMENTS, FAIR VALUE ADJUSTMENTS, REVALUATIONS AND OTHER MARKET IMPACTS

		Insurance					Banking
	Group	Total	Europe	Americas	Asia/Pacific	Corporate Line	Total	Wholesale	Retail	ING Direct	Corporate Line

Impairments and fair value adjustments
Subprime	-30	-11		-11		0	-19	-13		-6
Alt-A	-198	-47		-47		0	-151	-21		-130
CDOs/CLOs	-181	-94		-84	-10	0	-87	-87

Subtotal pressurised assets	-409	-152	0	-142	-10	0	-257	-121	0	-136	0

Equity securities	-628	-444	-27		-1	-416	-184				-184
Financial institutions	-416	-245		-196	-49		-171	-89		-82
Other debt securities	-52	-52	3	-53	-2		0	-1		1

Total impairments and fair value adjustments	-1,505	-893	-24	-391	-62	-416	-612	-211	0	-217	-184

Revaluations
Real estate [1]	-214	-116	-114	-3			-98	-98
Private equity	-119	-119	-68	-51			0

Total revaluations	-333	-235	-182	-54	0	0	-98	-98	0	0	0

Other market volatility
Equity capital gains	160	144	-6		2	148	16	17		-1
Equity hedge	204	204	46			158	0
Equity DAC unlocking	-130	-130		-130			0
FX hedge	-292	0					-292				-292
Other [2]	-207	-107	-83		-24		-100				-100

Total of other market volatility	-265	111	-43	-130	-22	306	-376	17	0	-1	-392

[1]	Includes EUR 10 million impairments on real estate development

[2]	Includes hedges and other mark-to-market valuations

APPENDIX 14: Reclassification of Residential Mortgage Backed Securities Investments
Reclassification of Residential Mortgage Backed Securities Investments

in EUR million	Total assets at fair value
Breakdown ING Group by classification	30 Sept. 08		%	30 June 08	%	31 March 08	%	31 Dec. 07	%

A Published price quotations in an active market	367,710		67%	418,548	70%	426,011	74%	450,948	75%
B Valuation techniques supported by observable market data	153,700		28%	175,164	29%	144,354	25%	147,862	25%
C Valuation techniques not supported by observable market inputs	28,658		5%	3,613	1%	3,382	1%	4,217	1%

Total	550,068	[1]	100%	597,325	100%	573,747	100%	603,027	100%

	Asset Backed Securities (ABS, part of total assets at fair value)
Breakdown ING Group by classification	30 Sept. 08	%	30 June 08	%	31 March 08	%	31 Dec. 07	%

A Published price quotations in an active market	30,698	38%	57,634	73%	54,581	72%	59,346	71%
B Valuation techniques supported by observable market data	24,525	31%	20,611	26%	21,269	28%	23,472	28%
C Valuation techniques not supported by observable market inputs	25,096	31%	470	1%	450	1%	415	0%

Total	80,319	100%	78,715	100%	76,300	100%	83,233	100%

	Subprime RMBS, Alt-A RMBS and CDOs (part of ABS)
Breakdown ING Group by classification	30 Sept. 08	%	30 June 08	%	31 March 08	%	31 Dec. 07	%

A Published price quotations in an active market	4,926	18%	23,948	85%	21,895	81%	26,229	82%
B Valuation techniques supported by observable market data	373	1%	4,279	15%	5,293	19%	5,920	18%
C Valuation techniques not supported by observable market inputs	22,362	81%	19	0%	10	0%	17	0%

Total	27,661	100%	28,246	100%	27,198	100%	32,166	100%

[1]Itemised Balance Sheet Breakdown

Financial assets at fair value through P&L	294,127
Investments (fair value and Held To Maturity)	271,868
Adjustment for HTM part in Investments	-15,927

Total	550,068

For Residential Mortgage Backed Securities (RMBS) fair values are primarily based on prices and quotes from pricing services. Until 3Q2008 these represented prices and quotes in an active market. As a result, ING included such investments in “Published price quotations”. In 3Q2008, ING continued to use the same valuation methodology but, given that these markets are less liquid, the prices and quotes obtained can no longer be considered as prices and quotes in an active market. As a result ING reclassified the RMBS investments, with a value of approximately EUR 25 billion, held from “Published price quotations” to “Valuation techniques not supported by market inputs”.
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APPENDIX 15: ACCOUNTING TREATMENT OF FINANCIAL ASSETS
This appendix summarises the accounting treatment (measurement, fair value changes, impairment) for the most significant classes of financial assets.
Loans and advances to customers, Amounts due from Banks
This class includes lending. These are measured in the balance sheet at amortised cost, which is the initial cost price, minus principal repayments, plus or minus the cumulative amortisation of premiums/ discounts and minus impairments. Loans are considered impaired if, due to a credit event, it is probable that the principal and/or interest may not be fully recovered. Declines in fair value due to market fluctuations in interest rates, credit spreads, liquidity, etc. do not result in an impairment, because future cash flows are not affected. Impairments on loans are recognised through the loan loss provision, which represents the difference between balance sheet value and the estimated recoverable amount. Additions/releases to/from the loan loss provision are reflected in the P&L as risk costs.
Investments — Available for sale
This class includes debt and equity securities (including asset backed securities), which are intended to be held for an indefinite period of time but may be sold before maturity. These securities are measured in the balance sheet at fair value. Changes in fair value are recognised in the revaluation reserve in shareholders’ equity. The revaluation is transferred in full to the P&L upon disposal (realised capital gain/loss) or impairment. Debt securities are considered impaired if, due to a credit event, it is probable that the principal and/or interest may not be fully recovered. Declines in fair value due to market fluctuations in interest rates, credit spreads, liquidity, etc. do not result in an impairment, because future cash flows are not affected. Equity securities are considered impaired if there is a significant or prolonged decline of fair value below cost.
Investments — Held to maturity
This class includes debt securities for which there is an explicit, documented intent and ability to hold to maturity. The accounting treatment is similar to Loans and advances to customers.
Financial assets at fair value through P&L
This class includes trading assets, investments for risk of policyholders, derivatives and assets designated as at fair value through profit and loss. These items (except for derivatives used for cash-flow hedging) are measured in the balance sheet at fair value, with changes in fair value reflected directly in the profit and loss account.
A full description of the accounting policies is included in the Annual Accounts.
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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: November 12, 2008